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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                           M. H. MEYERSON & CO., INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   55301Q 102
                                 (CUSIP Number)

                             Mr. Martin H. Meyerson
                         c/o M. H. MEYERSON & CO., INC.
                              Newport Office Tower
                            525 Washington Boulevard
                          Jersey City, New Jersey 07303
                                 (201) 459-9500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                February 4, 1999
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or Sections 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP No. 55301Q 102

1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Martin H. Meyerson

2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS)              (a)  x
                                        ---
                                    (b) ___

3)       SEC USE ONLY

4)       SOURCE OF FUNDS (SEE INSTRUCTIONS)

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.

         NUMBER OF         7)      SOLE VOTING POWER
         SHARES                         2,035,190
         BENEFICIALLY      8)      SHARED VOTING POWER
         OWNED BY                       None
         EACH              9)      SOLE DISPOSITIVE POWER
         REPORTING                      2,035,190
         PERSON WITH      10)      SHARED DISPOSITIVE POWER
                                        None

11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                  2,465,190

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  44.66%

14)      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                  IN


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         Martin H. Meyerson hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on February 15, 1995, as amended by Amendment No. 1 filed with the SEC on February 12, 1999 (the "Schedule") as follows:

         This Schedule relates to the common stock, par value $.01 per share ("Common Stock"), of M. H. MEYERSON & CO., INC., a New Jersey corporation.

         Amendment No. 1 to the Schedule overstated the number of shares of Common Stock sold by Mr. Meyerson. Accordingly, this Amendment No. 2 is being filed to set forth corrections to the disclosure contained in such Amendment No.
1. The disclosure concerning "Item 5. Interest in Securities of the Issuer" set forth in Amendment No. 1 is hereby restated in its entirety as follows:

"Item 5.  Interest in Securities of the Issuer.

         Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Meyerson beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 2,465,190 shares, or 44.66% of the shares of Common Stock outstanding as of February 2, 1999. 430,000 of such shares are issuable pursuant to presently exercisable options under the Company's employee stock option plan.

         Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  Mr. Meyerson has sole voting and dispositive power over 2,035,190 shares of Common Stock.

         Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

                  The following chart sets forth information concerning dispositions of shares of Common Stock by Mr. Meyerson during the past sixty (60) days:

                                    Number of
         Date of Sale               Shares Sold             Price per Share
         ------------               -----------             ---------------
         2/4/99                       100,000                 $15.98125
         2/5/99                       100,000                 $ 8.98721
         2/11/99                        3,000                 $ 7.28125

All such sales were made in open market transactions."


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 /s/ Martin H. Meyerson
                                                 ----------------------
                                                     Martin H. Meyerson


Date: February 25, 1999